[Letterhead of Morton’s Restaurant Group, Inc]

April 4, 2008

Via Edgar and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger

	Re:	Morton’s Restaurant Group, Inc.
Form 10-K for the year ended December 30, 2007
Filed March 3, 2008
File No. 001-12692

Dear Ms. Erlanger:

This letter is in response to the comments of the Staff set forth in its letter dated March 25, 2008 (the “Comment Letter”), concerning Form 10-K for the year ended December 30, 2007 filed by Morton’s Restaurant Group, Inc. (the “Company”). Attached are the Company’s responses to each of your specific comments. For the convenience of the Staff, the Company has repeated each of the Staff’s comments in italics immediately above its response to each corresponding comment.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 4, 2008

If you have any questions or comments or require further information, please do not hesitate to call me at (312) 755-4297.

Very truly yours,

/s/ RONALD M. DINELLA
Ronald M. DiNella
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Thomas J. Baldwin.
Chairman of the Board of Directors,
Chief Executive Officer and President

Scott D. Levin
Senior Vice President, General Counsel and Secretary

Securities and Exchange Commission

April 4, 2008

Morton’s Restaurant Group Inc.’s Responses

Form 10-K for the year ended December 30, 2007

Management’s Discussion and Analysis

- Fiscal Year Ended December 30, 2007 Compared to Fiscal Year Ended December 31, 2006, page 33

1.	We note your disclosure that revenues increased as a result of increased gift card breakage income of $1.6 million, including $.7 million related to expired gift certificates, recorded during the three month period ended April 1, 2007. Please refer to our comment on the classification of this income in the consolidated statements of operations. However, in light of the fact that you began recording gift card breakage in fiscal 2006, and this income is recorded without any corresponding expense, please tell us, and revise future filings to discuss the reasons for the increase in gift card breakage income between 2006 and 2007.

The Company started issuing gift cards in December 2002 and as a result of maintaining objective and reliable historical evidence of redemptions, the Company has established a policy to recognize breakage on gift cards not redeemed after 48 months from the date of issuance as the Company believes the likelihood of redemption is remote after this period. The increase in gift card breakage income when comparing fiscal 2006 to fiscal 2007 was due to the fact that the Company started its gift card program during the fourth quarter of fiscal 2002. As a result, during fiscal 2006, the Company only recognized gift card breakage income during the fourth quarter of fiscal 2006 relating to gift cards that were issued in the fourth quarter of fiscal 2002 that were not redeemed 48 months later. During fiscal 2007, the Company recognized gift card breakage income from a full year of gift card issuances during fiscal 2003 that were not redeemed 48 months later. In addition, during the first quarter of fiscal 2007, the Company recognized breakage income from a legacy gift certificate program, after the Company determined that the redemption of these certificates was remote based on maintaining objective and reliable historical evidence. No such breakage income from the gift certificates was recorded in fiscal 2006. The revision requested by the Staff to discuss the reasons for the increase in gift card breakage income between 2006 and 2007 will be made in future filings. Please refer to response number 7 below with regard to the Staff’s comment on the classification of this income in the consolidated statements of operations.

Securities and Exchange Commission

April 4, 2008

- Results of Operations and Liquidity, page 33

2.	Reference is made to disclosure in Note 10- Income Taxes (page 60) where we note significant variability between your domestic and foreign operations. Specifically, your domestic operations incurred significant losses in two fiscal years while foreign operations generate significant income during those years. In a separate section in MD&A, please expand your disclosure to provide results of operations discussion comparing your domestic and foreign operations. Among other disclosures that may be necessary, please include (i) the nature of items and amounts that contribute to the significant variability in your operating results between these areas; and (ii) the reasons for the significant positive operating margin experienced by your foreign operations that is disproportionate to their contribution of revenues (i.e. less than 7% of consolidated revenues) in each of the last three fiscal years as disclosed in the Business section- Financial Information about Geographic Areas (page 12). In addition, please also discuss any uncertainties, trends, demands and commitments as well as differences in liquidity and capital resource requirements between these geographic areas. Please revise in future fillings accordingly.

For fiscal 2006 and fiscal 2005, the variability between the Company’s domestic and foreign operations is primarily due to certain corporate expenses and charges related to the Company’s initial public offering (“IPO”) that are included in domestic operations but not included in the foreign operations. For example, for fiscal 2006 costs associated with the repayment of debt and termination of management fee aggregating $36.4 million and for fiscal 2005 the employee separation charge of $6.6 million are included in the domestic operations. The revisions requested by the Staff, including these explanations, will be made in future filings.

- Working Capital and Cash Flows, page 38

3.	We note your disclosure that you have a working capital deficit as of December 30, 2007. Please revise this section of MD&A in future filings to discuss the reasons you do not believe the deficit impairs the overall financial position of the Company and to indicate why a working capital deficit may be common in the restaurant industry and is not unique to you. Refer to Item 303 Regulation S-K.

The revision requested by the Staff will be made in future filings to discuss that the Company’s operations have not required significant working capital and, like many restaurant companies, the Company has been able to operate with negative working capital since its restaurant guests pay for their food and beverage purchases in cash or by credit card at the time of sale, and the Company is able to sell many of its food inventory items before payment is due to the suppliers of such items.

Securities and Exchange Commission

April 4, 2008

Audited Financial Statements

Consolidated Statements of Operation, page 47

4.	We note that you present the costs associated with the termination of the management agreement with Castle Harlan as a non-operating expense. Consistent with the treatment for its related prior management fees incurred, these costs to terminate the management agreement were incurred relative to your operations and classification as an operating expense within operating income appears appropriate as well for these costs. This treatment is similar to the presentation of a gain (loss) on the sale or termination of an asset. Please advise and revise your consolidated statement of operations in future filings to reclassify these costs from other expense to an operating expense.

“Management fee paid to related party” in the Company’s consolidated statements of operations represents fees paid pursuant to the Company’s management agreement with Castle Harlan, Inc. (“Castle Harlan”) and were reported as a component of operating income. Pursuant to such agreement, Castle Harlan agreed to provide business and organizational strategy, financial and investment management, advisory and merchant and investment banking services in exchange for fees of $2.8 million per year plus out-of-pocket expenses. These fees were paid for a service that benefited the operating results of the Company and accordingly were included as an operating expense within operating income. In connection with the Company’s IPO in February 2006, such management agreement was terminated. Costs associated with the termination of the management agreement of $8.4 million for fiscal 2006 represented the fee relating to the termination of this agreement with Castle Harlan in conjunction with the IPO. The Company does not view this transaction as analogous to a loss incurred on the sale of an asset as discussed in Statement 144 or as an exit activity as discussed in Statement 146, but rather as a one-time, non-recurring loss on the termination of an executory contract in connection with the IPO. Accordingly, the Company respectfully believes that its presentation as ‘Other expense’ is appropriate.

Securities and Exchange Commission

April 4, 2008

Notes to Audited Financial Statements

Note 2 Summary of Significant Accounting Policies

- General

5.	Please tell us and disclose in future filings an accounting policy for the consolidated balance sheet classification that contains amounts that are due from credit card processors (i.e. before cash settlement) when customer pay by credit card.

Amounts due from credit card processors, when customers pay by credit card, are included in “Accounts receivable” in the Company’s consolidated balance sheets. The revision requested by the Staff will be made in future filings.

- (q) Net Income (Loss) Per Share, page 54

6.	Please revise future filings to disclose the nature and amount of any securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128

In future filings, the Company will disclose the number of restricted shares that were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented.

Note 2 (p)- Revenue Recognition, page 54

7.	Although recognizing breakage income (e.g. gift cards, etc.) with the corresponding derecognizing of its related liability by analogy to Statement 5 is appropriate if a registrant has objective reliable historical evidence specific to the company’s experience and at a point when it is remote that the customer will assert its claim, the staff has also previously held that amounts recognized in income under this approach are to be reported as a gain (other income), not as revenue, in the consolidated statement of operations. Please revise in future filings accordingly.

The Company believes that income from gift card breakage is a recurring part of its business and is properly included in operating income. While the Company acknowledges the Staff’s view as to the reporting of gift card breakage income, it believes that its gift card breakage income is immaterial to the Company’s total revenues and the Company has separately disclosed the amount in a footnote to the Company’s consolidated financial statements. Should the amount of gift card breakage income become material to revenue in the future, the Company will separate it from revenues and report it as ‘other revenue’ in its consolidated statement of operations.

Securities and Exchange Commission

April 4, 2008

Note 10- Income Taxes, page 60

8.	Reference is made to the approximately $3 million adjustment related to amended tax returns that reduced the fiscal 2007 income tax expense as disclosed in the table reconciling the “expected to actual” tax expense. Furthermore, we note the disclosure in the paragraph following the table that states the $3 million tax benefit recognized in fiscal 2007 relates to the amendment of your 2004 and 2005 federal tax returns in electing to treat certain employee-portion FICA tax payments as income tax credits, rather than income tax deductions as previously taken in filing the original returns. As this material adjustment has been recognized prospectively in the period of change (i.e. the current fiscal year- 2007), it appears that you have treated it as a change in accounting estimate. In accordance with the guidance in paragraphs 2(d) and 20 of SFAS No. 154, an accounting estimate change results from new information or obtaining additional information. We are unclear as to the reasons you have treated the adjustment in this manner. Therefore, please specifically address your consideration for this accounting treatment as well as why you believe this adjustment should not have been treated as a correction of an error as defined in paragraph 2(h) of SFAS No. 154. As part of your response, in complete and clear detail, please also specifically provide us with the following information:

•

The background for this change in tax reporting including why an income tax deduction was previously taken and the reason for the amendment to the federal income tax returns to now recognize income tax credits for this item;

•	Tell us if new information became available in fiscal 2007 that did not exist previously at the time the original tax returns were filed in 2004 and 2005;

•	Was there any change in tax law that predicated this change in tax treatment;

And

•	Was treatment as an income tax deduction of income tax credit both acceptable methods of income tax reporting at the time of filing the original tax returns?

Securities and Exchange Commission

April 4, 2008

In accordance with the Internal Revenue Code (the “Code”), for each federal tax return that the Company files it can elect to treat FICA taxes that the Company pays on employees’ tip income as either a tax credit to be used to offset future taxes payable or a tax deduction in calculating taxes payable. The Code allows the Company the ability to amend these returns to change its election. The tax credits are subject to certain limitations that include an expiration date. The tax credit is the more favorable treatment and prior to 2001, the Company recorded FICA tax as a tax credit on its returns. However, in the Company’s federal tax filings for the years 2001 to 2005, the Company elected to treat the FICA tax that it generated as a deduction from taxable income rather than a credit to taxes owed. This was a more preferable election at the time for the reasons listed below:

•	the Company had a large net operating loss (“NOL”) carryforward as a result of its proxy contest and going-private transaction in 2002;

•	the Company was generating modest taxable income or NOLs in each year as a result of large amounts of interest expense related to high-yield debt that it was obligated to; and

•	the ability to utilize tax credits to offset taxes that would otherwise be payable is generally more limited than the ability to use NOLs in any single tax year.

In fiscal 2006, the Company’s ability to utilize FICA tax credits significantly improved due to the use of the proceeds of the IPO in February 2006 to repay its high-yield debt and improving financial results. The Company elected to treat the FICA taxes generated in 2006 as a tax credit rather than a deduction in the Company’s federal tax filing for 2006. During 2007 the Company generated enough taxable income to completely utilize the large NOL that was generated in 2006 due to the IPO. Further, as allowed under the Code, the Company decided to amend its 2004 and 2005 tax returns to reflect the FICA tax generated in those years as a tax credit rather than a deduction. Due to statutory requirements the Company was only allowed to amend the tax returns for those two years.

There was no change in the Code that led to amending the tax returns for 2004 and 2005 and both methods (credit or deductions) have been and continue to be acceptable based on an annual election made when the tax return is filed. The Code allows the Company the ability to amend these returns to change its election without reason or permission. At the time of the original tax filings, the Company’s election to treat the FICA taxes as deductions rather than a credit was allowed under the Code and those tax returns were not amended to correct an error.

Securities and Exchange Commission

April 4, 2008

Note 17. Legal Matters and Contingencies, page 69

9.	We note your disclosure that during the fourth quarter of 2007, you recorded a charge of approximately $3.4 million in connection with certain wage and hour and other labor claims, including the settlements of several such wage and hour and similar labor claims. Please tell us the nature of the claims for which this charge was recorded and tell us the events or circumstances that took place in 2007 that caused you to determine the charge was necessary. As part of your response, please tell us why you believe that it was appropriate that no charge was recorded in earlier periods. Also, please review MD&A in future filings to discuss the nature of this charge and its effects on the results of operations.

The Company records legal fees and accruals in accordance with Statement 5 and Emerging Issues Task Force (“EITF”) Topic D-77. A liability is recorded in accordance with Statement 5 when the liability is probable and can be reasonably estimated. In July 2002, the Company elected to adopt an accounting policy under EITF Topic D-77 to accrue estimated legal defense costs. This policy election was not disclosed as a significant accounting policy since the related accruals had not been material in previous periods; however, the Company will disclose this as a significant accounting policy in future filings.

The $3.4 million charge recorded in the fourth quarter of fiscal 2007 relates to pre-existing wage and hour claims and other labor claims, including the settlements of several such wage and hour and similar labor claims. The wage and hour claims have been brought by a number of the Company’s current and former employees in New York, California, Massachusetts and Florida who have initiated arbitrations in their respective states alleging that the Company has violated state and/or federal wage and hour laws regarding the sharing of tips with other employees and failure to pay for all hours worked. The labor claims brought by certain former employees which have arisen in the ordinary course of business generally relate to allegations that the employee has been discriminated against (because of race, national origin, sex and/or age), harassed and/or retaliated against in connection with termination of employment by the Company. The Company had previously accrued approximately $2.2 million with respect to these claims.

The Company recorded the charge during the fourth quarter of fiscal 2007 as a result of events which took place and information obtained during the Company’s fourth quarter of fiscal 2007. Such fourth quarter events included conferences with mediators, case management conferences, court filings, court rulings in relevant (but unrelated) proceedings and settlement discussions.

For all pre-existing claims charges have been recorded in earlier periods and the $3.4 million charge reflects, in most cases, an increase to charges recorded in the prior period for the same matters based on events that occurred in the fourth quarter of fiscal 2007.

Securities and Exchange Commission

April 4, 2008

The Company will discuss the nature of this charge and its effects on the results of operations in the MD&A in future filings.

Note 19. Interim Financial Information, page 71

10.	Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. For example, the IPO transaction occurred during the first quarter of 2006. Refer to the requirement outline in Item 302 (a)(3) of Regulation S-K.

The revision requested by the Staff will be made in future filings.